Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion of Macrocure Ltd.’s, or Macrocure, financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere as Exhibit 99.1 to the Form 6-K to which this Operating and Financial Review and Prospects is attached (hereafter referred to as the Form 6-K) . The following discussion contains forward‑looking statements that reflect Macrocure’s plans, estimates and beliefs. Macrocure’s actual results could differ materially from those discussed in the forward‑looking statements. Factors that could cause or contribute to these differences include those discussed below and those discussed in the prospectus contained in the Registration Statement on Form S-4 filed by Leap Therapeutics, Inc., or Leap, with the Securities and Exchange Commission, or SEC, on September 26, 2016 (hereafter referred to as the Leap Prospectus).

Overview

Macrocure is a clinical stage biotechnology company. Until recently, Macrocure was focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard‑to‑heal wounds. Due to the developments described below, Macrocure is currently focused primarily on identifying a potential business opportunity, such as a merger with, or acquisition of, another company or technology (as appropriate), as a means to utilize its cash reserves in a manner that will enable it (or its successor following a strategic transaction) to generate revenues in the future.

In August 2015, Macrocure concluded that its sole product candidate, CureXcell, failed to meet its primary endpoint in its Phase 3 pivotal clinical study (MC‑105) for the treatment of venous leg ulcers, or VLUs. In October 2015, Macrocure furthermore determined that CureXcell failed to meet its primary and secondary endpoints in its pivotal Phase 3 multicenter, randomized, double‑blind, parallel‑group, sham‑controlled study (MC‑102) in the treatment of diabetic foot ulcers, or DFUs.

As a result those disappointing clinical announcements, Macrocure will be unable to submit its Biologics License Application, or BLA, with respect to CureXcell to the U.S. Food and Drug Administration, or FDA, in late 2016, as Macrocure had planned. Macrocure is also unable to pursue marketing authorization for CureXcell in Europe with the European Medicines Agency, or EMA. Macrocure does not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of CureXcell. Macrocure has therefore halted its development and manufacturing initiatives for CureXcell, both by terminating its newly‑commenced operations in Philadelphia, Pennsylvania in the United States, and by ceasing research and development, and clinical activities, for CureXcell, at Macrocure’s Petach Tikva, Israel location.

After its disappointing results for CureXcell, Macrocure commenced a review of all strategic alternatives for its company, while continuing to focus on managing and conserving Macrocure’s existing cash through cost reduction and restructuring initiatives. Macrocure concluded that it was in the best interests of its company to focus on seeking to identify a potential business opportunity, possibly involving an acquisition of another company or technology, as a means to utilize Macrocure’s cash reserves in a manner that will enable Macrocure to generate revenues in the short‑term or long‑term future. At the conclusion of a comprehensive process during which it reached out to a number of potential strategic targets and partners, Macrocure’s board of directors determined that a merger with Leap presented the best opportunity to realize value for Macrocure’s shareholders, and, consequently, Macrocure has pursued that transaction through its entry into a material definitive agreement with respect thereto. We refer to that transaction hereafter as the merger.

To date, Macrocure has financed its operations primarily with the net proceeds from its initial public offering in the United States, or IPO, and private placements of Macrocure’s ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant. Since its inception, Macrocure has incurred significant operating losses. Macrocure’s net losses were $21.1 million, $25.5 million and $18.3 million for the years ended December 31, 2015, 2014 and 2013, respectively, and $2.2 million during the six months ended June 30, 2016. As of June 30, 2016, Macrocure had an accumulated deficit of $91.5 million. Macrocure has not recognized any revenue to date.

Unless Macrocure acquires a product or technology that is profitable right away, Macrocure is likely to continue to incur significant expenses and operating losses for the foreseeable future. The net losses Macrocure incurs may fluctuate significantly from quarter to quarter. Assuming that Macrocure remains a stand‑alone company, its expenses are likely to decrease for the foreseeable future due to Macrocure’s restructuring and cost reduction initiatives. Macrocure anticipates that its expenses may only begin to increase once again if and as Macrocure:

•	makes any acquisitions of, or mergers with, companies or technologies or engages in activities to explore the same;

•	maintains, expands and protects any parts of Macrocure’s existing or future intellectual property portfolio that Macrocure deems to have value;

•	adds operational, financial and management information systems and personnel, including personnel to support any future product development and future commercialization efforts; and

•	invests in research and development and regulatory approval efforts in order to further develop and utilize any new technology that Macrocure acquire.

Operating Results

Financial Operations Overview

Revenue

To date, Macrocure has not recognized any revenue, and Macrocure does not expect to recognize any revenue for the near (or possibly foreseeable) future, if ever. Macrocure viewed the sale of CureXcell in Israel to be part of its research and development activities, rather than commercial in nature; for example, the price of the CureXcell products sold in Israel was below their cost with no marketing efforts. Moreover, Macrocure has viewed Macrocure’s operations in Israel as a beta site for testing and evaluating its products as part of Macrocure’s research and development activities aimed at obtaining product approval in the United States and the European Union, Macrocure’s primary future commercial markets. Macrocure’s business strategy has not included the Israeli market as a targeted commercial market. Accordingly, Macrocure recognized the amounts that it received from sales of CureXcell to health care professionals in Israel as an offset to Macrocure’s research and development expense. Macrocure’s ability to generate recognizable revenue in the future will depend on the successful commercialization of any potential product.

Operating expenses

Research and development expenses, net

Research and development activities are central to Macrocure’s business model. Macrocure does not believe that it is possible at this time to accurately project total program‑specific expenses to reach regulatory approval and commercialization of any particular product. There are a number of factors associated with the successful regulatory approval and commercialization of any potential product (as was the case with CureXcell), including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future regulatory and commercial factors beyond Macrocure’s control will affect Macrocure’s clinical development programs and plans.

Research and development expenses may be reduced by amounts that Macrocure receives from sales of any potential product to health care professionals in Israel (as was the case with CureXcell). Macrocure may view these sales and use of any potential product to be part of its research and development activities (as was the case with CureXcell), rather than commercial in nature. Accordingly, Macrocure may view and characterize these sales as an extension of its research and development activities, rather than as stand‑alone revenues.

From 2013 through 2015, Macrocure’s cumulative research and development expenses for CureXcell were $40.2 million, which is net of $1.0 million that Macrocure received from sales of CureXcell to health care professionals in Israel. Macrocure’s net research and development expenses in the years ended December 31, 2015 and 2014 were $15.4 million and $15.5 million, respectively, which primarily related to the development of CureXcell. In the first six months of 2016, Macrocure did not have any research and development expenses as Macrocure had already concluded its research and development activities with respect to CureXcell prior to the start of that six‑month period. Macrocure charges all research and development expenses to operations as they are incurred. Assuming that it remains a stand‑alone company, Macrocure expects to remain without research and development expenses in the near term due to cost‑cutting and restructuring initiatives, until and unless Macrocure acquires a new product or technology that Macrocure can develop.

Research and development expenses have consisted primarily of costs incurred for Macrocure’s research activities, including:

•	employee‑related expenses for research and development staff, including salaries, benefits and related expenses, including share‑based compensation and travel expenses;

•	expenses incurred under agreements with third parties, including the American Red Cross, Magen David Adom, or MDA, contract research organizations and consultants that conduct quality assurance and regulatory activities and clinical trials;

•	expenses incurred to design, develop and assess clinical trials;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs;

•	costs associated with development, clinical and preclinical activities and regulatory operations;

•	costs associated with obtaining and maintaining patents and other intellectual property; and

•	depreciation of tangible and intangible fixed assets used to develop CureXcell.

The successful development of future product candidates, if any, is highly uncertain. At this time Macrocure cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, future product candidates (whether or not the merger is consummated). This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

•	the scope, rate of progress and expense of Macrocure’s research and development activities;

•	preclinical and clinical trial results and the duration of the trials;

•	the terms and timing of regulatory approvals and the ability to obtain reimbursement for Macrocure’s product candidates;

•	Macrocure’s ability to build the manufacturing capacity and have the raw materials necessary to meet the future market demands;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to commercialize, market and achieve market acceptance.

A change in the outcome of any of these variables with respect to the development of products that Macrocure may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, EMA or other regulatory authority were to require Macrocure to conduct additional preclinical or clinical studies beyond those which Macrocure may anticipate for the completion of clinical development of a potential product or if Macrocure experience significant delays in enrollment in any clinical trials, Macrocure could be required to expend significant additional financial resources and time on the completion of the clinical development.

General and administrative expenses

Macrocure’s general and administrative expenses consist, or have consisted, as appropriate, principally of:

•	employee‑related expenses for employees other than research and development staff, including salaries, benefits and related expenses, including share‑based compensation and travel expenses;

•	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

•	costs of office leases, communication and office expenses;

•	information technology expenses; and

•	depreciation of tangible fixed assets related to Macrocure’s general and administrative activities.

Macrocure’s general and administrative expenses include additional general and administrative costs associated with being a public company in the United States, including compliance with the Sarbanes‑Oxley Act and rules promulgated by the Commission. These public company‑related costs include, among other things, costs of personnel, legal fees, accounting and audit fees, directors’ liability insurance premiums and costs related to investor relations.

Financing income (expenses), net

Financing income (expenses), net is obtained by subtracting Macrocure’s financing expense from Macrocure’s financing income and adding or subtracting the gain or loss, as applicable, that Macrocure has realized due to the revaluation of warrants at fair value, reclassification of outstanding warrants from a liability into equity on Macrocure’s balance sheet and recognizing expenses for warrants granted to the lender of a convertible credit line. Financing income includes interest income and exchange rate differences. Financing expense consists primarily of bank charges, change in fair value of warrants held by shareholders and a convertible loan credit line from a significant shareholder.

Taxes on income

The standard corporate tax rate in Israel is 25.0% effective as of January 1, 2016 (it was 26.5% for the years 2014 and 2015). Macrocure does not generate taxable income in Israel, as Macrocure has historically incurred operating losses resulting in carry‑forward losses for tax purposes totaling $52.7 million as of December 31, 2015. Macrocure anticipates that Macrocure will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, Macrocure does not expect to pay taxes in Israel until Macrocure has taxable income after the full utilization of Macrocure’s carry forward tax losses. In 2014 and 2015, taxes on income included taxes on income of Macrocure’s U.S. subsidiary, which operates on a cost‑plus basis.

Comparison of the six months ended June 30, 2016 and 2015

The following table summarizes Macrocure’s results of operations for the six months ended June 30, 2016 and 2015.

	Six Months Ended June 30,
	2016	2015
	(in thousands except share and per share data)
Operating expenses:
Research and development expenses, net	$—	$10,071
General and administrative expenses	2,152	3,544
Operating loss	(2,152)	(13,615)
Financing income, net	34	125
Loss before income tax	(2,118)	(13,490)
Taxes on income	(7)	(87)
Loss for the period	$(2,125)	$(13,577)
Other comprehensive income/(loss)	—	15
Total comprehensive loss	$(2,125)	$(13,562)

Operating expenses

Research and development expenses, net

Research and development expenses, net decreased by $10.1 million, or 100%, to $0 in the six months ended June 30, 2016 from $10.1 million in the six months ended June 30, 2015. The decrease was primarily due to Macrocure’s suspension of its research and development activities with respect to CureXcell during the first half of 2016 following the disappointing results for its clinical trials for CureXcell towards the end of 2015.

General and administrative expenses

General and administrative expenses decreased by $1.4 million, or 39.3%, to $2.2 million in the six months ended June 30, 2016 from $3.5 million in the six months ended June 30, 2015. The decrease primarily related to Macrocure’s cost‑reduction and restructuring initiatives aimed at managing and conserving its existing cash in order to better its chances for consummating a strategic transaction following the failure of clinical trials for CureXcell towards the end of 2015.

Financing income, net

Financing income, net decreased by $91,000, or 72.8%, to $34,000 in the six months ended June 30, 2016 from $125,000 in the six months ended June 30, 2015. This decrease primarily reflects less interest being received by Macrocure from its overall lower outstanding balances in its investments (due to its lower cash reserves relative to the corresponding period of the prior year).

Loss for the period

Due to the cumulative effect of the factors described above, the most significant of which were the decrease in Macrocure’s operating expenses—both its research and development expenses, net, and its general and administrative expenses—which were a product of the cost‑reduction and restructuring initiatives aimed at managing and conserving its existing cash in the aftermath of its suspension of its operations related to CureXcell, Macrocure’s net loss decreased by $11.4 million, or 84.3%, to $2.1 million in the six months ended June 30, 2016 from $13.6 million in the six months ended June 30, 2015.

Taxes on income

In the six months ended June 30, 2016, Macrocure incurred $7,000 of income tax expenses due to the implementation of transfer pricing guidelines related to Macrocure’s U.S. subsidiary.

Effective Corporate Tax Rate

Macrocure is subject to corporate taxes in various countries in which it operates. Generally, Israeli companies are subject to corporate tax at a rate 25% of a company’s taxable income for 2016 and thereafter, which reflects a reduction relative to the 26.5% tax rate to which it was previously subject. However, Macrocure’s effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which Macrocure may become eligible, as described below.

Israeli Tax Structure and Tax Programs That May Become Applicable to Macrocure

Law for the Encouragement of Industry (Taxes), 5729‑1969

The Law for the Encouragement of Industry (Taxes), 5729‑1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” Macrocure may in the future qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•	Deduction of the cost of purchased know‑how and patents and rights to use a patent and know‑how which are used for the development or promotion of the Industrial Enterprise, over an eight‑year period commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

Law for the Encouragement of Capital Investments, 5719‑1959

The Law for the Encouragement of Capital Investments, 5719‑1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

Tax Benefits

The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) provided certain conditions are met. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Although, if subsequently distributed to individuals or a non‑Israeli company, such dividends would be subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty.

Macrocure has examined the possible effect, if any, of the applicable provisions of the Investment Law on Macrocure’s financial statements and have decided, at this time, not to opt to apply the benefits under the Investment Law.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase Macrocure’s tax liabilities.

Liquidity and Capital Resources

To date, Macrocure has financed its operations primarily with funds raised from its IPO and the net proceeds from private placements of Macrocure’s ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant.

Macrocure believes that based on its current business and its plans for consummating the merger transaction with Leap, Macrocure’s existing cash, cash equivalents and the net proceeds from Macrocure’s IPO will be sufficient to meet its currently anticipated cash requirements through at least the next 12 months. To the extent that the merger is not consummated, and Macrocure instead pursues an alternate transaction that requires a substantial new investment of capital, Macrocure may need to seek additional financing, which may not be available on favorable terms, if at all. Please see the risk factor titled “Failure to consummate the merger could adversely affect Leap’s and Macrocure’s future prospects” in the section of the Leap Prospectus titled “Risk Factors—Risks Relating to the Proposed Merger.”

Cash flows

The following table summarizes Macrocure’s consolidated statement of cash flows for the six months ended June 30, 2016 and 2015.

	Six months ended June 30,
	2016	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$(2,051)	$(11,284)
Investing activities	6,566	10,025
Financing activities	—	—
Net increase (decrease) in cash and cash equivalents	4,515	$(1,259)

Net cash used in operating activities

The use of cash in all periods reflected primarily Macrocure’s net losses from operations, as adjusted for non‑cash charges and measurements and changes in components of working capital. Adjustments to net income for non‑cash items include depreciation and amortization, gain or loss due to revaluation of Macrocure’s outstanding warrants, non‑ cash expenses due to convertible credit line, income tax expenses, non‑cash interest expenses and share‑based compensation.

Net cash used in operating activities was $2.1 million in the six months ended June 30, 2016 compared to $11.3 million in the six months ended June 30, 2015. The year‑over‑year changes in such cash use were attributable primarily to Macrocure’s net loss, which decreased significantly to $2.1 million in the six months ended June 30, 2016 from $13.6 million in the six months ended June 30, 2015. That substantial reduction in Macrocure’s net loss in the six months ended June 30, 2016 compared to the corresponding six months in 2015 was primarily due to Macrocure’s cost‑reduction and restructuring initiatives aimed at managing and conserving its existing cash in the aftermath of its suspension of its operations related to CureXcell. The net loss in each of these six‑month periods was offset, in part, by adjustments for non‑cash items that Macrocure recorded in these periods and, in the case of the six months ended June 30, 2015, by changes in operating assets and liability items (whereas changes in operating assets and liability items further increased the amount of net cash used in operating activities during the six months ended June 30, 2016.

Net cash provided by (used in) investing activities

The cash provided to Macrocure and/or used by Macrocure in investing activities primarily relates to investments in short and long term bank deposits or proceeds from the deposits released.

Net cash provided by investing activities was $6.6 million during the six months ended June 30, 2016, compared to $10.0 million of net cash provided by investing activities during the six months ended June 30, 2015. During the first six months of 2016, various available‑for‑sale financial assets held by Macrocure were sold, and certain short‑term deposits were redeemed, thereby accounting for the cash provided by investing activities. During the first six months of 2015, the cash provided by investing activities was primarily attributable to the release of funds from, or expiration of, many of Macrocure’s investments that had been deposited in certain deposits and debt securities during 2014.

Net cash provided by financing activities

Financing activities did not provide any cash to, or use any cash of, Macrocure in either of the six‑month periods ended June 30, 2016 and 2015.

Cash and funding sources

Macrocure’s primary source of financing in the six months ended June 30, 2016 was the $46.7 million of proceeds that Macrocure raised from Macrocure’s IPO in 2014. Macrocure has no ongoing material financial commitments, such as lines of credit, that Macrocure expects will affect its liquidity over the next five years Macrocure’s last remaining significant financial commitment—the guarantees for its former office and research facilities in Israel, in amounts of approximately NIS 230,000, in the aggregate—terminated during the first six months of 2016 (Macrocure was released from the related lease effective as of April 1, 2016).

Funding requirements

Macrocure believes that its existing cash, cash equivalents and the net proceeds from its IPO will be sufficient to meet Macrocure’s currently anticipated cash requirements through at least the next 12 months assuming that it remains a stand‑alone company. Macrocure cannot currently predict the funding needs of the combined company following the prospective merger with Leap. Macrocure has based the estimate of its funding needs as a stand‑alone company on the assumption that Macrocure continues with its restructuring and cost‑cutting initiatives. If Macrocure does not consummate the merger and instead completes an acquisition transaction and begins development of a related product or technology, which would require increased investments of funds, Macrocure could exhaust its capital resources sooner than it currently expects.

Macrocure’s present and future funding requirements will depend on many factors, including, among other things:

If the merger with Leap is consummated,

•	the progress of the clinical trials for Leap’s product candidates; and

•	the capital needs of Leap’s research and development program (although these shall be the responsibility of Leap).

If the merger with Leap is not consummated,

•	the effectiveness of cost‑reduction and restructuring initiatives aimed at managing and conserving Macrocure’s existing cash resources;

•	any future acquisition or combination transaction in which Macrocure may engage; and

•	the amounts Macrocure invests in research and development and regulatory approval efforts in order to further the commercialization of any technology or product candidate that Macrocure may acquire.

Royalties

National Technological Innovation Authority (formerly operating as the Office of the Chief Scientist)

Macrocure has received a grant as part of its research and development programs approved by the National Technological Innovation Authority, or the National Authority (formerly operating as the Office of the Chief Scientist, or the OCS). The requirements and restrictions for such grant are found in the Encouragement of Research, Development and Technological Innovation Law, 5744‑, 1984, or the R&D Law. Under the R&D Law, royalties of 3% to 4.5% of the revenues derived from sales of products or services developed in whole or in part using this National Authority grant are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grant made to Macrocure, plus annual interest generally equal to the 12‑month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of the grant actually received by Macrocure from the National Authority, including accrued LIBOR interest as of December 31, 2015, totaled $0.8 million. As of June 30, 2016, Macrocure had not paid any royalties to the National Authority.

In addition to paying any royalty due, Macrocure must abide by other restrictions associated with receiving such grant under the R&D Law that continue to apply following repayment to the National Authority. These restrictions may impair Macrocure’s ability to outsource manufacturing, engage in change of control transactions or otherwise transfer Macrocure’s know‑how outside of Israel by requiring Macrocure to obtain the approval of the National Authority for certain actions and transactions and pay additional royalties and other amounts to the National Authority In addition, any change of control and any change of ownership of Macrocure’s ordinary shares that would make a non‑Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires prior written notice to the National Authority. If Macrocure fails to comply with the R&D Law, Macrocure may be subject to criminal charges.

In light of Leap’s intention not to continue Macrocure’s activities with respect to CureXcell (for which Macrocure received funding from the National Authority) after completion of the merger, and the fact that the merger will constitute a change of control for purposes of the R&D Law, Macrocure and Leap have agreed to work together in: (i) submitting an application to the National Authority to close the file related to CureXcell, (ii) submitting such forms and undertakings as required by the National Authority in connection with such application and (iii) cooperating with the National Authority as may be reasonably required by it in connection with its review of such application.

Application of Critical Accounting Policies and Estimates

Macrocure’s management’s discussion and analysis of Macrocure’s financial condition and results of operations is based on Macrocure’s financial statements, which Macrocure has prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires Macrocure to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While Macrocure’s significant accounting policies are more fully described in the notes to Macrocure’s consolidated financial statements appearing within Macrocure’s annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 19, 2016, Macrocure believes that the accounting policies discussed below are critical to Macrocure’s financial results and to the understanding of Macrocure’s past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. Macrocure considers an accounting estimate to be critical if: (a) it requires Macrocure to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time Macrocure was making Macrocure’s estimate; and (b) changes in the estimate could have a material impact on Macrocure’s financial condition or results of operations.

Research and development expenses

Research expenses are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets as of the date as of which it can be established that it is probable that future economic benefits attributable to the asset will flow to Macrocure considering its commercial feasibility. This is generally the case when regulatory approval for commercialization is achieved and costs can be measured reliably. No development expenditures have yet been capitalized. Intellectual property‑related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Share‑based compensation

Macrocure accounts for its share‑based compensation for employees in accordance with the provisions of IFRS 2 “Share‑based Payment,” which requires Macrocure to measure the cost of share‑based compensation based on the fair value of the award on the grant date.

Macrocure selected the Black‑Scholes model as the most appropriate method for determining the estimated fair value of its share‑based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. Macrocure recognizes compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the consolidated financial statements based on the department to which the related employee reports.

Option Valuations

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of Macrocure’s share price over the expected term of the options, share option exercise and cancellation behaviors, risk‑free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Macrocure’s Ordinary Shares. Because Macrocure’s ordinary shares are publicly traded, Macrocure derives the fair value of the shares from the sales price (generally, the closing sales price) of the shares on the trading market on which Macrocure’s shares are listed

•	Volatility. The expected share price volatility was based on the historical average equity volatility of the ordinary shares of comparable drug companies that are publicly traded.

•	Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Since adequate historical experience is not available to provide a reasonable estimate, the expected term is determined based on the midpoint between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date).

•	Risk‑Free Rate. The risk‑free interest rate is based on the yield from U.S. Treasury zero‑coupon bonds with a term equivalent to the expected life of the options.

•	Expected Dividend Yield. Macrocure have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, Macrocure used an expected dividend yield of zero.

If any of the assumptions used in the Black‑Scholes model change significantly, share‑based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted‑average assumptions used to estimate the fair value of options granted to employees on the dates indicated.
	August 2013	October 2013	December 2013	April 2014	December and August 2014	February, March and May 2015	May 2016
Expected volatility	129% ‑ 131%	128% ‑ 131%	126% ‑ 128%	126% ‑ 127%	104%	81% ‑ 82%	82%
Expected term (in years)	5.2 ‑ 6.7	4.9 ‑ 6.8	5.5 ‑ 7.0	5.5 ‑ 7.0	5.5 ‑ 7.0	5.0 ‑ 7.0	0.75
Risk‑free rate	1.83 ‑ 2.36%	1.71 ‑ 2.37%	1.88 ‑ 2.41%	1.85% ‑ 2.28%	1.97% ‑ 2.14%	1.94% ‑ 2.35%	0.48%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non‑employees since January 1, 2012 as well as the estimated fair value of the underlying ordinary shares on the grant date.

Month of grant	Number of shares subject to awards granted	Average exercise price per share	Estimated fair value per ordinary share at grant date
June 2012	8,740	$9.59	$3.78
August 2013	573,068	$3.26	$4.80
August 2013	286,534	$16.04	$4.80
October 2013	25,760	$3.26	$3.63
December 2013	55,982	$3.26	$5.37
April 2014	370,116	$10.20	$9.80
August 2014	219,972	$10.00	$7.25
December 2014	50,000	$7.32	$7.37
February 2015	235,000	$9.68	$6.95
March 2015	170,000	$9.38	$6.78
May 2015	35,000	$9.65	$6.87
June 2015	158,640	$13.62	—	*
August 2015	10,000	$13.84	—	*
May 2016	115,000	$0.98	$0.27

*	Macrocure did not obtain a valuation for the fair value of the options that Macrocure granted in June 2015 and August 2015, due to the forfeiture of those grants by the grantees soon after the grants were made.

Recent Accounting Pronouncements

New Standards and Interpretations Not Yet Adopted by Us

IFRS 9, Financial Instruments

A final version of this accounting standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets, has been adopted by the IASB. This guidance has been added to the International IFRS chapter dealing with general hedge accounting requirements issued in 2013. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. Macrocure have not yet commenced examining the effects of adopting IFRS 9 (2014) on Macrocure’s consolidated financial statements.

IFRS 16, Leases

IFRS 16 sets out the principles of the recognition, measurement, presentation, and disclosure of leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

JOBS Act Exemptions

The JOBS Act permits an “emerging growth company” such as Macrocure to take advantage of an extended transition period to comply with new or revised accounting standards. Macrocure has not elected to avail itself of an exemption. This election is irrevocable.